UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

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Global Engine Group Holding Limited
(Exact name of registrant as specified in its charter)

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Room C, 19/F, World Tech Centre,

95 How Ming Street, Kwun Tong,
Kowloon, Hong Kong
(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Annual Shareholder Meeting

In connection with the 2025 annual meeting of shareholders of Global Engine Group Holding Limited, a British Virgin Islands company (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	The Notice of 2025 Meeting of Shareholders, dated February 26, 2025, to be mailed to the shareholders of the Company
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Engine Group Holding Limited
Date: February 26, 2025	By:	/s/ Andrew, LEE Yat Lung
Andrew, LEE Yat Lung Chief Executive Officer